UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nicholas Financial, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

65373J209

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65373J209			13G	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Midwood Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 65373J209			13G	Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David E. Cohen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 65373J209			13G	Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ross D. DeMont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 65373J209			13G	Page 5 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Midwood Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65373J209			13G	Page 6 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Midwood Capital Partners QP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65373J209	Page 7 of 10

Item 1.

(a)           Name of Issuer:  Nicholas Financial, Inc. (the “Issuer”).

(b)           Address of the Issuer’s Principal Executive Offices:  2454 McMullen Booth Road, Building C, Clearwater, Florida  33759.

Item 2.

(a)           Name of Person Filing:  This joint statement on Schedule 13G is being filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., who are collectively referred to as the “Reporting Persons.”  Messrs. Cohen and DeMont (the “Managers”) are the managers of Midwood Capital Management LLC (“Capital”), which is the sole general partner of each of Midwood Capital Partners, L.P. (“LP”) and Midwood Capital Partners QP, L.P. (“QP” and together with LP, the “Funds”).  The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 20, 2007, a copy of which was previously filed with this Schedule 13G and which is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)           Address of Principal Business Office:  The principal business office of the Reporting Persons with respect to the shares reported hereunder is 575 Boylston St., 4th Floor, Boston, MA 02116.

(c)           Citizenship:  Capital is a Delaware limited liability company.  Each of the Funds is a Delaware limited partnership.  Each of the Managers is a U.S. citizen.

(d)           Title and Class of Securities:  Common stock, no par value (“Common Stock”)

(e)           CUSIP Number:  65373J209

Item 3.                If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.                Ownership

As of December 31, 2008, no Reporting Person beneficially owned any shares of the Common Stock of the Issuer (0.0% of the class).  As of December 31, 2008, no Reporting Person had either sole or shared authority to vote or dispose of any shares of the Common Stock of the Issuer.

Item 5.                Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

CUSIP No. 65373J209	Page 8 of 10

Item 6.                Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.                Identification and Classification of Members of the Group

N/A

Item 9.                Notice of Dissolution of Group

N/A

Item 10.              Certification

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

CUSIP No. 65373J209	Page 9 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 4, 2009

MIDWOOD CAPITAL PARTNERS, L.P.

By: Midwood Capital Management LLC
General Partner

By: /s/ David E. Cohen
David E. Cohen
Manager

MIDWOOD CAPITAL
PARTNERS QP, L.P.

By: Midwood Capital Management LLC
General Partner

By: /s/ David E. Cohen
David E. Cohen
Manager

MIDWOOD CAPITAL
MANAGEMENT LLC

By: /s/ David E. Cohen
David E. Cohen
Manager

CUSIP No. 65373J209	Page 10 of 10

DAVID E. COHEN

/s/ David E. Cohen
David E. Cohen

ROSS D. DEMONT

/s/ Ross D. DeMont
Ross D. DeMont